Innovation Beverage Group Limited
29 Anvil Road
Seven Hills, NSW 2147
Australia

September 7, 2022

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 1 to the Registration Statement on Form F-1
Submitted August 19, 2022
File No. 0001924482

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously confidentially submitted Amendment No. 5 to the Company’s draft registration statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 19, 2022. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on September 2, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Registration Statement on Form F-1

Capitalization, page 38

1.	Please revise your capitalization table to address the following:

●	Expand footnote (2) to describe how the warrants will be reflected and valued for accounting purposes in the financial statements.
●	Update the table to disclose the outstanding balance of the $600,000 seller note payable, and provide a footnote therein of your intentions to repay this note payable out of the net proceeds from the Unit offering.
●	We note here and throughout your registration statement that you refer to your equity as “ordinary shares”; however in other places (e.g., the financial statements) you reference your equity as “common stock”. Please ensure consistency of using the term of ordinary shares throughout the financial statements and related notes, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the capitalization table and noted references as requested.

Material Agreements, page 68

2.	We note that pursuant to Section 3.1 of the June 2021 Amendment Agreement, IBG “shall have the sole and exclusive right to own and operate the BevMart Website, produce the BevMart Brands and engage in the BevMart Business in Australia.” Please clarify whether you also have the right to operate the BevMart business outside of Australia.

Response: The Company acknowledges the Staff’s comment and respectfully clarifies that prior to June 2021, BevMart was an Australian business owned and operated by Sway. Upon execution of the June 2021 Amendment Agreement, IBG owned and operated the BevMart business. Subsequently in July 2021, IBG elected to expand the business to the United States by forming BevMart USA, LLC, a Delaware limited liability company. We have revised this disclosure in order to further clarify this point.

3.	We note your response to prior comment 5 and reissue in part. Please revise to describe the termination provisions of the manufacturing supply and license agreement, as amended.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

4.	We note your disclosure that “IBG had the right, but not the obligation, to manufacture and sell to Sway all new alcoholic products branded under IBG’s intellectual property rights,” however, Section 2.6 of the 2020 Manufacturing Agreement states “the Seller shall have the right, but not the obligation, to manufacture and sell to Buyer all new alcoholic products branded under Buyer’s Intellectual Property.” Please revise. Additionally, if material, disclose the new products you gained the right to manufacture as a result of your exercise of such right.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Exhibit 10.15, page 100

5.	We note that your Exhibit 10.15 Manufacturing Supply and License Agreement contains a reference to Schedule 1 which is not filed. Please file Schedule 1 Covered Products, or tell us why you do not believe it is required to be filed. Refer to Item 601(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully clarifies that the purpose of Schedule 1 is to list additional products, but there were none and are none at this time. Therefore, there is no Schedule 1 to be filed with the agreement.

Exhibit Index, page II-5

6.	We note that several of your exhibits are identified by footnote as “filed previously.” Please note that a registrant’s first publicly filed registration statement should include all available exhibits. Accordingly, please amend your registration statement to include all such exhibits. Please refer to Question 10 of the Frequently Asked Questions on Confidential Submission Process for Emerging Growth Companies under the JOBS Act for additional information.

Response: The Company acknowledges the Staff’s comment and has revised the exhibits.

7.	Please file the warrant agent agreement and the form of warrant.

Response: The Company acknowledges the Staff’s comment and has filed the requested exhibits.

8.	Please file the March 2021 Amendment Agreement or explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has filed the requested exhibit.

9.	Please file the specimen certificate for ordinary shares. See Exhibit 4.3.

Response: The Company acknowledges the Staff’s comment and has filed the requested exhibit.

Exhibit Index, page II-5

10.	Please file currently dated consents for both Innovation Beverage Group Limited and Reg Liquors, LLC (d/b/a Wired for Wine) in the next amendment. In this regard, we note Exhibit 23.1 is the auditors’ report for Innovation Beverage Group Limited, rather than the accountants consent.

Response: The Company acknowledges the Staff’s comment and has made the correction and updated the auditor consents.

Signatures, page II-6

11.	Please provide the required signatures. For guidance, please refer to the signature requirements in Form F-1.

Response: The Company acknowledges the Staff’s comment and has filed the required signatures.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio